

Distribution Date   August 15, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Class	Principal Amount Class B (Notional Value)	Principal Payment	Ending Principal Amount	Fixed Rate/ Class B Rate per Unit (1,574 Units)	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
Class A	$60,000,000.00	$0.00	$60,000,000.00	6.125%	180	30/360	$ 1,837,500.00	$0.00	$ 1,837,500.00
Class B	$1,574,000.00	$0.00	$1,574,000.00	38.437 (per payment)	n/a	n/a	$ 60,500.00	$0.00	$ 60,500.00

Underlying Security	Goldman Sachs Group , Inc. 6.345 deb 12/01/45 Cusip 38143VAA7
Payment Dates	February & August 15 or NBD
Current Principal Balance	$60,000,000.00
Annual Coupon Rate (Fixed)	6.34500%
Interest Payment Received	$1,903,500.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.00

	Original Ratings				Current Ratings		
CUSIP	Moody's	S & P		Moody's		S & P	Date
38143VAA7	A1	A-		Baa3	6/21/2012	BB+	29-Nov-11
80412A200	A1	A-		Baa3	6/22/2012	BB+	16-Dec-11
80412AAA9	A1	A-		N/A		BB+	16-Dec-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.